# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EVgo Inc., CIK 0001821159
CUSIP: 30052F100
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1661 East Franklin Avenue, El Segundo, California (CA), 90245
Date of event which requires filing of this statement: 11/02/2026
Amends the filing with accession number 0001104659-24-109978
Filed by CIK 0002041483
Persons authorized to receive notices and communications: Jeffrey Wade, 250 W 55th Street, 31st Floor, New York, New York (NY), 10019, 212-615-3456

## Reporting persons
- EVgo Holdings, LLC (CIK 0002050550): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 172,800,000; sole dispositive power 0; shared dispositive power 172,800,000; aggregate amount beneficially owned 172,800,000 (54.94% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of 172,800,000 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock") of EVgo Inc., a Delaware corporation (the "Issuer"). Each share of Class B Common Stock is convertible into a share of Class A common stock, par value $0.0001 per share, of the Issuer (the "Class A Common Stock" and together with the Class B Common Stock, the "Common Stock"), subject to the Issuer's right to redeem shares of Class B Common Stock for cash in lieu of such conversion.
  
  Note to Row 13: Represents the percentage of Class A Common Stock beneficially owned as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The shares beneficially owned represent 54.94% of voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class, based on 141,715,720 shares of Class A Common Stock issued and outstanding and 172,800,000 shares of Class B Common Stock issued and outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- EVgo Member Holdings, LLC (CIK 0002041483): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: Consists of (i) 5,882,352 shares of Class A Common Stock of the Issuer held by EVgo Member Holdings, LLC ("EVgo Member") and (ii) 172,800,000 shares of Class B Common Stock of the Issuer held by EVgo Holdings, LLC ("EVgo Holdings").
  
  Note to Row 13: Represents the percentage of Class A Common Stock beneficially owned as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The 178,682,352 shares beneficially owned represent 56.81% of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class, based on 141,715,720 shares of Class A Common Stock issued and outstanding and 172,800,000 shares of Class B Common Stock issued and outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026.
- LS Power Equity Partners IV, L.P. (CIK 0001725136): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: See footnote 3 above.
  
  Note to Row 13: See footnote 4 above.
- LS Power Partners IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: See footnote 3 above.
  
  Note to Row 13: See footnote 4 above.
- LS Power Fund IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: See footnote 3 above.
  
  Note to Row 13: See footnote 4 above.
- LS Power Equity Advisors, LLC (CIK 0002041747): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: See footnote 3 above.
  
  Note to Row 13: See footnote 4 above.
- David Nanus (CIK 0001870860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 178,682,352; sole dispositive power 0; shared dispositive power 178,682,352; aggregate amount beneficially owned 178,682,352 (56.81% of the class)
  Comment: Note to Rows 8, 10 and 11: See footnote 3 above.
  
  Note to Row 13: See footnote 4 above.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: EVgo Inc.
Address of issuer's principal executive offices: 1661 East Franklin Avenue, El Segundo, California (CA), 90245
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the Class A Common Stock of the Issuer to amend the Schedule 13D filed on October 18, 2024 (as amended by Amendment No. 1 filed on December 18, 2024 and this Amendment No. 2, this "Schedule 13D").

## Item 2. Identity and Background
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 250 W 55th Street, 31st Floor, New York, NY 10019.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 2, 2026, LS Power Equity Advisors, LLC ("LSP Advisors"), on behalf of itself and certain of its affiliates (collectively, "LS Power"), delivered to the Board a letter setting forth a proposal (the "Proposal") for LS Power to acquire all of the outstanding shares of Class A Common Stock that are not owned by it for a purchase price of $2.00 per share in cash. A copy of the Proposal is filed as Exhibit 99.1 to this Amendment No. 2, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock from the Nasdaq Global Select Market or other material changes in the Issuer's business or corporate structure. No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving LS Power or its affiliates (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. LS Power reserves the right to modify or withdraw the Proposal at any time. LS Power reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5(a).

As of the date of this Amendment No. 2, EVgo Holdings directly holds a number of shares of Class B Common Stock and EVgo Member directly holds a number of shares of Class A Common Stock, in each case as set forth on the cover pages of this Schedule 13D. As a result of their relationship with EVgo Holdings and EVgo Member, each of LS Power Equity Partners IV, L.P., LS Power Partners IV, LP, LS Power Fund IV GP, LLC and LSP Advisors, respectively, may be deemed the beneficial owner of the shares of Common Stock held by EVgo Holdings and EVgo Member in such numbers as set forth on the cover pages of this Schedule 13D. Mr. Nanus through his position, relationship and/or affiliation with the LS Power Entities, may have shared voting and investment power with respect to the shares beneficially owned by the LS Power Entities. As such, Mr. Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by the LS Power Entities. Mr. Nanus disclaims beneficial ownership of such shares.

Each share of Class B Common Stock is convertible into a share of Class A Common Stock, subject to the Issuer's right to redeem shares of Class B Common Stock for cash in lieu of such conversion. Notwithstanding the Issuer's right to redeem shares of Class B Common Stock for cash in lieu of such conversion, the Reporting Persons may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held by EVgo Holdings as a result of such convertibility.

The percentage of Class A Common Stock beneficially owned by (i) EVgo Holdings is 54.94% and (ii) each of the other Reporting Persons is 56.81%, in each case calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act and based on 141,715,720 shares of Class A Common Stock issued and outstanding and 172,800,000 shares of Class B Common Stock issued and outstanding as of July 28, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 6, 2026 (the "Q2 2026 10-Q").
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated in its entirety:

The information set forth in or incorporated by reference in Item 5(a) of this Schedule 13D is incorporated by reference in its entirety into this Item 5(b).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment No.2 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended to include the following:

Exhibit 99.1 - Proposal, dated November 2, 2026, from LS Power to the Board.

## Signatures
- EVgo Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- EVgo Member Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- LS Power Equity Partners IV, L.P.: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- LS Power Partners IV, LP: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- LS Power Fund IV GP, LLC: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- LS Power Equity Advisors, LLC: /s/ Jeffrey Wade, Jeffrey Wade, Chief Compliance Officer (11/02/2026)
- David Nanus: /s/ David Nanus, David Nanus (11/02/2026)